UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF n. 90.400.888/0001-42
NIRE 35.3.00332067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”) hereby informs its shareholders and the market in general that, in furtherance of the material facts disclosed on March 28, 2017, April 6, 2017 and April 11, 2017, regarding the settlement, on this date, of the additional batch of the secondary public offering for the distribution of eighty five million sixty five thousand (85,065,000) share deposit certificates, representing, each one, one common share and one preferred share, all nominative, book-entry shares with no par value, free and clear of any liens or encumbrances, issued by the Company and held by Qatar Holding LLC ("Selling Shareholder" and "Units", respectively), including in the form of American Depositary Shares, represented by American Depositary Receipts, all free and clear of any liens or encumbrances ("ADSs" and "ADRs", respectively), having been allocated twenty two million (22,000,000) Units and sixty three million sixty five thousand (63,065,000) ADSs ("Global Offering"). The amount of Units of the International Offering initially offered, as disclosed by the material facts mentioned above, was increased by an additional batch of five million sixty five thousand (5,065,000) Units, exclusively in the form of ADSs, represented by ADRs, sold by the Selling Shareholder exclusively to meet the excess of demand that was verified in the course of the Global Offering.

This Material Fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation nor as an offer to acquire any securities of the Company, including the Units or the ADSs.

São Paulo, May 9, 2017.

Angel Santodomingo
Investor Relations Executive Officers
Banco Santander (Brasil) S.A.

JUR_SP - 27052353v2 1453025.408600

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 9, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer